UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING A NEW ELECTRIC STEELMAKING COMPLEX BY THE RUSSIAN
PRIME MINISTER VLADIMIR PUTIN AT IZHSTAL OAO
Izhevsk, Russia – September 7, 2010 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel company, announces that the Russian Prime Minister Vladimir
Putin commissioned a new electric steelmaking complex at Izhstal OAO. The new facility comprises an electric arc furnace and a continuous slab caster.
During commissioning ceremony of the new facility, the Russian Prime Minister was accompanied by Grigory Rapota, the Plenipotentiary Representative of the
President of the Russian Federation in Volga Federal Region; Alexander Volkov,
the President of Udmurtia Republic; Denis Manturov, Deputy Minister of Industry
and Trade of the Russian Federation; Igor Zyuzin, the Chairman of the Board of
Directors of Mechel OAO; Valery Moiseyev, Managing Director of Izhstal OAO.
Valery Moiseyev, Managing Director of Izhstal OAO, informed the Prime Minister
Vladimir Putin about ongoing modernization of the plant, its current capacity utilization and the  prospects for enterprise’s development.
Then Vladimir Putin launched the new electric steelmaking complex that consists of electric arc furnace with a capacity of 40 tonnes and continuous slab caster.
The facility will have an annual slab production capability of more than 300,000 tonnes. In addition to the electric arc furnace and continuous slab caster, a ladle metallurgy facility will be commissioned as part of the same process chain. Commissioning of the new facility will mark complete transition of
Izhstal OAO to electric furnace steelmaking. This is one of the key stages for the plant’s large-scale technical upgrade program, which provides for renovation of steelmaking complex and modernization of steel rolling facilities of Izhstal
OAO.
Project investments have totaled 5.8bn rubles ($195.6m).
Igor Zyuzin, Chairman of the Board of Directors of Mechel OAO, commented,
“Technical modernization of the plant will result in more effective production, reduced costs, compliance with global quality standards and will allow us to satisfy the demand for specialty steel grades by the automobile, aircraft, aerospace and construction industries. Of no less importance for us is the social dimension of this project: technical upgrade of the plant will eventually mean more taxes paid to the budgets of all levels, new jobs creation, compliance with the latest safety requirements, and significant reduction of air emissions in the city of Izhevsk”.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 8888
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 7, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO